Vanguard Target Retirement 2010 Fund
Supplement to the Prospectus Dated July 12, 2017
Reorganization of Vanguard Target Retirement 2010 Fund into
Vanguard Target Retirement Income Fund
Effective as of the close of business on July 21, 2017,
 the reorganization of
Vanguard Target Retirement 2010 Fund into Vanguard Target
 Retirement Income
Fund is complete. Any references to the Target Retirement
 2010 Fund in this
prospectus are hereby deleted.